

08028305

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
104

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albright Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 New York Avenue, NW, Suite 900
                                         (No. and Street)

Washington   DC   20005
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Gregory B. Bowes   **202-370-3500**
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Ernst & Young Ltd.

                        (Name – of individual, state last, first, middle name)

Reid Hall #3, Reid Street	**Hamilton**	**Bermuda**	**HM11**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
  ☐ Certified Public Accountant
  ☐ Public Accountant
  ✓ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 6 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Gregory B. Bowes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Albright Securities LLC_____, as of __February 12_____, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

NANCY GALANOS
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 15, 2011

_____
Notary Public

_____
Signature

Managing Principal_____
Title

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Albright Securities LLC

December 31, 2007

ᴣ⫿ ERNST & YOUNG

ALBRIGHT SECURITIES LLC

DECEMBER 31, 2007

INDEX TO THE FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to Financial Statements   3-4

 **ERNST & YOUNG**

■ Ernst & Young Ltd.
Reid Hall
#3 Reid Street
Hamilton HM 11, Bermuda
P.O. Box HM 463
Hamilton HM BX, Bermuda

■ Phone: (441) 295-7000
Fax: (441) 295-5193
www.ey.com/bermuda

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

TO THE MANAGING MEMBER

ALBRIGHT SECURITIES LLC

We have audited the accompanying statement of financial condition of Albright Securities LLC (the "Company"), as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albright Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements.

Ernst & Young Ltd.

February 26, 2008

1

ALBRIGHT SECURITIES LLC
(Incorporated under the laws of Delaware)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007
(expressed in United States dollars)

ASSETS

Current assets		
Cash	$	47,891
Prepaid expense		936
Total assets	$	48,827

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	56
Total liabilities		56
Member's equity		
Capital		129,614
Deficit		(80,843)
Total member's equity		48,771
Total liabilities and member's equity	$	48,827

See accompanying notes

2

ALBRIGHT SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007
(expressed in United States dollars)

1. Operations

Albright Securities LLC (the "Company") is a limited liability company that was formed in the state of Delaware in January 2005 and commenced operations on June 1, 2005. The Company was approved for National Association of Securities Dealers, Inc. ("NASD") membership on January 11, 2006 and registered with the Securities and Exchange Commission ("SEC") on the same day. In July 2007, the member firm regulatory functions of the NASD and NYSE Regulation, Inc., a wholly-owned subsidiary of New York Stock Exchange ("NYSE"), was consolidated resulting to the formation of the Financial Industry Regulatory Authority ("FINRA"). As a result, the Company's membership was transferred to FINRA. The Company is a wholly-owned subsidiary of Albright Capital Management LLC ("ACM"). ACM focuses on the emerging markets and launched its flagship multi-strategy private fund (the "Flagship Fund") in January 2007. The Company was formed primarily to serve as the private placement agent in connection with one or more private funds sponsored by ACM.

The Company's activities are limited to acting as a private placement broker and it operates at the $5,000 net capital level. It neither carries customer accounts nor holds customer cash or securities. The Company does not act as a dealer or market maker.

Pursuant to the terms of the Limited Liability Company Agreement (the "Agreement") dated January 28, 2005, the Company may be dissolved, and its affairs wound up upon the first to occur of the following: (i) the written consent of ACM, (ii) at any time there are no members of the Company, unless the business of the Company is continued in a manner permitted by the Delaware Limited Liability Act (the "Act"), (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (iv) the occurrence of any other event resulting, under non-waivable provisions of the applicable law, in the dissolution of the Company.

In accordance with the Agreement, except as otherwise provided by the Act, the debts and obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and ACM shall not be obligated personally for such debt, obligation or liability of the Company solely by reason of being a member of the Company.

2. Significant accounting policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Income
    Income is recognized as earned.

(b) Expenses
    Expenses are recognized on an accrual basis.

3

2. Significant accounting policies, cont'd.

    (c) Financial instruments
        The fair values of the Company's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", approximate the carrying amounts presented in the statement of financial condition.

    (d) Use of estimates
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

    (e) Taxation
        No provision for federal and state income taxes has been made since the Company is not a taxable entity. ACM is individually liable for the taxes on its share of the Company's income or loss.

3. Net capital requirements

    The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2007, the Company had net capital of $48,771, which exceeded the required net capital by $43,771. At December 31, 2007, the Company had a ratio of aggregate indebtedness to net capital of 0.001 to 1.

4. Related party agreement

    For the year ended December 31, 2007, the Company shared office space with ACM. In accordance with an expense sharing agreement between the Company and ACM, ACM has not allocated rent, overhead, audit and tax services expenses to the Company as it has not generated material revenue during the year. ACM will not commence allocating expenses to the Company until the first month during which the Company generates material revenues. In accordance with the provisions of SEC Rule 17a-3(a)(1) and (a)(2), the Company monitors and maintains a separate record of such expenses. For the year ended December 31, 2007, such expenses amounted to $46,250.

    ACM has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses.

END